UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Entry into a Material Definitive Agreement

Reference is made to the previous disclosures on Form 6-K of X3 Holdings Co., Ltd. (the “Company”) (the “Previous Disclosure”) filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2024 in relation to, among others, entry into the SEPA with YA II PN, LTD. (the “Investor”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure. Following the first closing on May 16, 2024, the second closing occurred on June 17, 2024, the date on which the second tranche of the Notes in the principal amount of US$1,500,000 was issued. As of the date hereof, there are an aggregate amount of $6,256,986.10 principal outstanding under the Notes.

On December 5, 2024, the Company and the Investor entered into an omnibus amendment agreement (the “Amendment Agreement”) to the SEPA, the registration rights agreement, dated May 16, 2024, by and between the Investor and the Company, and the Notes. Pursuant to the Amendment Agreement, the Floor Price under the Notes will be reduced from $0.1641to $0.10 per Ordinary Share, subject to the adjustment to reflect any reverse stock split effectuated by the Company.

The Amendment Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Amendment Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit	Description
99.1	Omnibus Amendment dated December 5, 2024 by and between the Company and the Investor

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2024

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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